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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                           For the month of July 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1. Other Events

      On July 25, 2000, the Company submitted the attached notice to the Singapore Exchange Securities Trading Limited relating to the sale of 40,000 ordinary shares by the Company's Chairman and Director, Ms Ho Ching. The attached notice is being filed as an exhibit to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.

2. Exhibits

      99.1 Notice of Changes in Director's Interests relating to 40,000 ordinary shares.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 25, 2000

                                         CHARTERED SEMICONDUCTOR
                                         MANUFACTURING LTD

                                         By: /s/ Chia Song Hwee
                                             -----------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President and
                                                    Chief Financial Officer

                                  EXHIBIT INDEX

      99.1 Notice of Changes in Director's Interests relating to 40,000 ordinary shares.